INVESTORS CAPITAL CORPORATION
(SEC I.D. No. 8-45054)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015 AND
REPORT OF INDEPENDPENT REGISTERED PUBLIC ACCOUNTING FIRM

INVESTORS CAPITAL CORPORATION

1. ORGANIZATION AND DESCRIPTION OF THE COMPANY

Investors Capital Corporation (the "Company") is a fully disclosed introducing broker-dealer registered under the Securities Exchange Act of 1934, a registered investment advisor and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides brokerage, investment advisory and planning, and insurance services to the public nationally through independent financial advisors.

ICC maintains a national network of independent financial representatives who are licensed to sell securities with the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission (the "SEC") acting as the requisite federal and local regulatory agencies. The Company clears all of its business on a fully disclosed basis through Pershing, LLC ("Pershing"), its clearing broker. ICC's corporate Registered Investment Advisor ("RIA") Investors Capital Advisors ("ICA") provides investment advisory services.

The Company is a wholly owned subsidiary of Investors Capital Holdings, LLC ("ICH") which is a wholly owned subsidiary of RCS Capital Holdings, LLC ("RCS Holdings"), which is a wholly owned subsidiary of RCS Capital Corporation ("RCAP").

2. RISKS AND UNCERTAINTIES

The ultimate parent company of ICC, RCS Capital Corporation ("RCAP"), together with certain of its subsidiaries, filed a pre-arranged plan of reorganization under Chapter 11 of the Bankruptcy Code with the United States Bankruptcy Court for the District of Delaware on January 31, 2016.

RCAP has announced that:
- the purpose of the Chapter 11 filing is to improve RCAP's balance sheet and capital structure by significantly reducing its funded debt, eliminating existing equity and unsecured liabilities and disposing of certain non-core assets
- the RCAP-wide restructuring will be effected in two waves of filings:
  - the first wave filed on January 31, 2016 included RCAP and certain of its subsidiaries and proposed Debtor-in-Possession ("DIP") financing of $100 million which has been approved and funded. The DIP financing includes $15 million to provide funding to the non-debtor broker-dealer subsidiaries of RCAP to maintain their liquidity and capital, as well as an additional $15 million subject to lender approval, and $50 million to fund a retention program for the independent financial advisors of the non-debtor broker-dealer and registered investment advisor subsidiaries of RCAP, and
  - and the second wave, which commenced on March 25, 2016, consists of a streamlined "pre-packaged" bankruptcy filing for the holding companies for each of RCAP's broker-dealers, including ICH, the parent of ICC as well as certain other subsidiaries. RCAP intends that this will enable the holding companies of each broker-dealer to extinguish their guaranty of RCAP's first and second lien debt. RCAP has stated that all other liabilities of the holding companies will be unaffected and "ride through" the proceeding.

ICC was not included in the first wave filing and will not be included in the second wave filing. However it is uncertain what, if any, impact the bankruptcy filings of the affiliated entities, including ICH, could have on the business of ICC.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates, and these differences could be material.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid instruments purchased with original maturities of 90 days or less. The Company had $3,142,285 in cash balances as of December 31, 2015 that was in excess of the FDIC insured limits.

Fees and Commissions Receivable

Fees and commissions receivable includes commissions from mutual funds, variable annuities, insurance product purchases transacted directly with the product manufacturers, and mutual fund and annuity trailers.

Other Receivables

Other receivables primarily consist of other accrued fees from product sponsors and financial advisors, as well as note receivable from a Company executive, as well as insurance receivables related to legal settlements. The Company periodically extends credit to its financial advisors in the form of commission advances. The decisions to extend credit to financial advisors are generally based on the financial advisors' ability to generate future commissions. Management maintains an allowance for uncollectible amounts using an aging analysis that takes into account the financial advisors' registration status. The aging thresholds and specific percentages used represent management's best estimates of probable losses. Management monitors the adequacy of these estimates through periodic evaluations against actual trends experienced.

Notes Receivable

The Company loans money to certain of its financial advisors under two types of promissory note agreements, which bear interest at various rates and have various maturities. Such agreements include forgivable promissory notes and payback promissory notes. Management establishes an allowance that it believes is sufficient to cover any probable losses. When establishing this allowance, management considers a number of factors, including its ability to collect from the financial advisor and the Company's historical experience in collecting on such transactions. See Note 4 for more information.

Other Assets

Other assets primarily consist of prepaid expenses.

Revenue Recognition

The Company recognizes revenue generally when it is earned and realized or realizable, when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable, and collectability is reasonably assured.

Commissions

The Company records commissions received from securities transactions on a trade-date basis. Commissions from mutual funds, variable annuities, and insurance product purchases transacted directly with the product manufacturers, as well as mutual fund and annuity trailers are estimated for each accounting period. Commissions payable related to these transactions are recorded based upon estimated payout ratios for each product as commission revenue is accrued.

Advisory Fees

The Company provides investment advisory services to clients. Fees for the services are based on the value of the clients' portfolios and are generally billed in advance at the beginning of each quarter. The fees are then recognized ratably over the period earned.

Asset-Based Fees

Asset-based fees include amounts earned related to client sweep account investments, omnibus processing and networking services, and reimbursements and allowances from product providers related to the sale and custody of their products and are recognized when earned.

Transaction and Other Fees

The Company charges transaction fees for executing transactions on client accounts. Transaction-related charges are recognized on a trade-date basis. Other fee revenue includes fees charged to clients such as individual retirement account maintenance fees, margin interest and confirmation fees, as well as fees charged to financial advisors for contracted services such as affiliation and transaction fees. Other fees are recognized as earned.

Share-Based Compensation

RCAP allocates share-based compensation expense to the Company. RCAP grants restricted stock awards to certain employees under the RCS Capital Corporation Equity Plan (the "RCAP Equity Plan") which provides for the grant of stock options, restricted shares of RCAP's Class A common stock, restricted stock units, dividend equivalent rights and other equity-based awards, which are subject to forfeiture until vested. The Company recognizes its portion of the expense in internal commissions, payroll and benefits expense in the statement of income on a straight-line basis for these awards over the vesting period that ranges from 3 to 5 years based on grant date fair value of the awards. The offset to payroll and benefits expense is reflected as an increase in member's equity. See Note 6 for more information.

On June 10, 2014, RCAP Holdings and RCAP Equity, LLC, as the holders of 68.97% of the combined voting power of RCAP's outstanding common stock, approved RCAP's 2014 Stock Purchase Program (the "Stock Purchase Program"). The Stock Purchase Program became effective on June 30, 2014. Subject to the terms and conditions of the Stock Purchase Program, Eligible Individuals had the opportunity to elect to purchase shares of Class A common stock and were automatically granted one warrant to purchase one share of Class A common stock for each three shares purchased. Each warrant granted gave the holder the right to purchase one additional share of Class A common stock at an exercise price equal to the purchase price per share purchased under the Program. The purpose of the Stock Purchase Program is to enable select employees, financial advisors and executive officers of RCAP and its subsidiaries to acquire proprietary interests in RCAP through the ownership of Class A common stock. The Company recognizes its portion of the expense in internal commissions, payroll and benefits expense in the statement of income on a straight-line basis over the three-year vesting period based on the grant date fair value of warrants issued to employees.

Income Taxes

The Company is included in the consolidated federal income tax return filed by its Parent for the year ended December 31, 2015. Income taxes are allocated to the Company as if it filed a separate return on a stand-alone basis. The Company files its own state and local tax returns. The statutory tax rate differs from the effective tax rate due to state income taxes, net of federal benefit, non-deductible expenses, and the change in valuations allowance.

As of December 31, 2015, the Company determined that it had no uncertain tax positions that affected its financial position and its results of operations or its cash flows, and will continue to evaluate for uncertain tax positions in the future. The Company is no longer subject to U.S. federal tax examinations for years before 2012. See Note 8 for more information.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update 2014-09, "Revenue from Contracts with Customers" ("ASU 2014-09") to clarify the principles for recognizing revenue and to develop a common revenue standard for U.S. GAAP and International Financial Reporting Standards. In August 2015, the FASB issued ASU 2015-14, which deferred the effective date of ASU 2014-09 from annual reporting periods beginning after December 15, 2016 to annual reporting beginning after December 15, 2017 earlier application is permitted only as of annual reporting periods beginning after December 15, 2016. The Company is still evaluating the impact of ASU 2014-09.

In May 2015, the FASB issued Accounting Standards Update 2015-07, "Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)" ("ASU 2015-07"). ASU 2015-07 removes the requirement to categorize investments within the fair value hierarchy for which their fair value is measured at net asset value using the practical expedient. ASU 2015-07 also removes the requirement to make certain disclosures for investments that are eligible to be measured at fair value using the net asset value practical expedient. Instead, those disclosures would be limited to investments for which the entity has elected to estimate the fair value using that practical expedient. The final consensus will be effective for fiscal years beginning after December 15, 2015. Early adoption is permitted. A reporting entity will apply the final consensus retrospectively. While the Company is still evaluating the impact of ASU 2015-07, it will not have an impact on the Company's financial condition, results of operations or cash flows because the update only affects disclosure requirements. ASU 2015-07 is not expected to have a significant

impact on the Company's fair value disclosures as the Company currently has few investments for which their fair values are determined using net asset value.

In January 2016, the FASB issued Accounting Standards Update 2016-01, "Recognition and Measurement of Financial Assets and Liabilities" (ASU 2016-01"). ASU 2016-01 amends the guidance on classification and measurement of investments in equity securities and the presentation of certain fair value changes for financial liabilities measured at fair value. The ASU also amends certain disclosure requirements associated with the fair value of financial instruments. The final consensus will be effective for fiscal years beginning after December 15, 2017. Early adoption is not permitted. A reporting entity will apply the amendments by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the year of adoption. The Company is still evaluating the impact of ASU 2016-01.

4. FAIR VALUE DISCLOSURES

The Company determines fair value based on quoted prices when available or through the use of alternative approaches, such as discounting the expected cash flows using market interest rates commensurate with the credit quality and duration of the investment. U.S. GAAP defines three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets and liabilities that the reporting entity has the ability to access at the measurement date

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset and liability or can be corroborated with observable market data for substantially the entire contractual term of the asset or liability

Level 3 - Unobservable inputs that reflect the entity's own assumptions about the data inputs that market participants would use in the pricing of the asset or liability and are consequently not based on market activity

The determination of where an asset or liability falls in the hierarchy requires significant judgment and considers factors specific to the asset or liability. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is the most significant to the fair value measurement in its entirety.

A review of the fair value hierarchy classification is conducted on a quarterly basis. Changes in the type of inputs may result in a reclassification for certain assets. The Company assumes all transfers occur at the beginning of the quarterly reporting period in which they occur. For the year ended December 31, 2015, there were no transfers between Levels 1, 2 and 3.

Cash equivalents include money market mutual fund instruments, which are short term in nature with readily determinable values derived from active markets. Mutual funds and publicly traded securities with sufficient trading volume are fair valued by management using quoted prices for identical instruments in active markets. Accordingly, these securities are primarily classified within Level 1. Government bonds, U.S. Treasury securities, corporate bonds and certificates of deposit are fair valued by management using references to prices for similar instruments, quoted prices or recent transactions in less active markets and these securities are primarily classified within Level 2. Additionally, subordinated borrowings are primarily classified within Level 2.

The Company's fair value hierarchy for those assets measured at fair value on a recurring basis by product category as of December 31, 2015 is as follows:

	Level 1	Level 2	Level 3	Total
Assets:				
Cash equivalents - money market funds	$ 2,303,092	$ -	$ -	$ 2,303,092
Securities owned at fair value:				
Government bonds	-	1,469	-	1,469
Total	$ 2,303,092	$ 1,469	$ -	$ 2,304,561
Liabilities:				
Subordinated borrowings		2,000,000		2,000,000
Total	$ -	$ 2,000,000	-	$ 2,000,000

5. **RECEIVABLES - EMPLOYEES AND REGISTERED REPRESENTATIVES**

The forgivable notes contain provisions for forgiveness of principal and accrued interest if the financial advisor meets specified revenue production levels or length of service. The forgiveness determination is made at specified intervals that coincide with scheduled principal and interest payments. The Company amortizes the principal balance of the forgivable notes along with accrued interest as commission expense ratably over the contractual term of the notes. In the event the financial advisor does not meet the specified production level, the scheduled principal and interest are due. The Company intends to hold the notes for the term of the agreements. Interest charged on these loans to representatives is prime plus 1% (4.5% at December 31, 2015).

The Company's notes receivable for the year ended December 31, 2015 were as follows:

	Forgivable loans	Payback loans	Total
Beginning balance	$ 1,611,867	$ 245,367	$ 1,857,234
Originated loans	200,000	-	200,000
Collections	-	(120,231)	(120,231)
Forgiveness/amortization	(449,734)	-	(449,734)
Allowance			-
Ending balance	$ 1,362,133	$ 125,136	$ 1,487,269

The following table presents the Company's allowance for uncollectible amounts due from financial advisors for the year ended December 31, 2015:

	Forgivable loans	Payback loans	Total
Beginning balance	$ 11,558	$ -	$ 11,558
Provision for bad debt	43,306		43,306
Charge off - net of recoveries	(51,264)		(51,264)
Total change	(7,958)	-	(7,958)
Ending balance	$ 3,600	$ -	$ 3,600

6. SUBORDINATED BORROWINGS

The lender, consisting of the Company's clearing broker, have, under a Subordinated Debt Agreement ("Agreement") and related Rider, subordinated its rights of collection of principal and claims to all other present and future senior creditors of the Company prior to the expiration of the agreement. The subordinated borrowings are covered by an agreement approved by FINRA on March 8, 2013 and are thus available for computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements and other covenants, they may not be repaid.

As of December 31, 2015, the balance of subordinated borrowings was $2,000,000. The Company's subordinated borrowings mature on January 31, 2016. The interest rate is prime plus five percent (8.5% at December 31, 2015), interest only payable monthly. Interest expense totaled $167,292 for the year ended December 31, 2015, including accrued interest of $42,167 with is included in Interest expense in the Statement of Financial Condition. In January 2016, the Company fully paid this subordinated borrowing per the terms of the Agreement.

7. SHARE-BASED COMPENSATION

RCAP Equity Plan

The RCAP Equity Plan provides for the grant of stock options, stock appreciation rights, restricted shares of Class A common stock, restricted stock units, dividend equivalent rights and other equity-based awards to individuals who are, as of the date of grant, employees of RCAP or its affiliates.

RCAP Stock Purchase Program

The Company recognized non-cash compensation of ($343) relating to the issuances of warrants for the year ended December 31, 2015, which is included in commissions expense in the statement of operations.

8. INCOME TAXES

Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, which will result in taxable or deductible amounts in the future. In evaluating our ability to recover our deferred tax assets in the jurisdiction from which they arise, we consider all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax-planning strategies, and results of recent operations. In projecting future taxable income, we begin with historical results and incorporate assumptions about the amount of future state, and federal pretax operating income adjusted for items that do not have tax consequences. The assumptions about future taxable income require the use of significant judgment and are consistent with the plans and estimates we are using to manage the underlying businesses. In evaluating the objective evidence that historical results provide, we consider three years of cumulative operating income (loss). Since the Company is in a net asset position, there is no significant reversal of deferred tax liabilities and no tax planning strategies in place, Management has concluded there is negative evidence in support of recognition of a full valuation allowance against the deferred tax asset.

The net deferred tax assets include the following at December 31, 2015:

Accruals and reserves	$	1,990,501
Depreciation and other		1,462
Charitable contributions		9,146
Other liabilities		(6,699)
		1,994,410
Valuation allowance		(1,994,410)
Deferred tax asset, net	$	-

The Company files tax returns in various state jurisdictions. The Company is no longer subject to U.S. federal tax examinations for years before 2012. The Company's state income tax returns are open to audit under the statute of limitations for 2011 to 2014.

9. RETIREMENT PLANS

The Company participates in a 401(k) retirement plan ("the Plan") sponsored by ICH. The Plan covers substantially all employees who have met employment guidelines. The Company matched 100% of the eligible participant's contribution up to 3% of the participant's qualifying wages and the 50% of the next 2% of participant's contribution. The Company's matching contributions, included in payroll and benefits was approximately $171,708 for the year ended December 31, 2015.

10. RELATED PARTY TRANSACTIONS

Effective July 2009, ICC agreed to reimburse ICH in the form of a management fee (the "Management Fee Agreement") for ICH-incurred overhead expenses that are necessary for ICC to effectively conduct its operations. The overhead primarily is the nature of salaries and professional and legal fees incurred to obtain such services as auditors. Similarly, ICH is part to an expense sharing agreement with RCAP whereby expenses for overhead are allocated to the Company. Certain expenses that are paid for specifically for by ICH or RCS Capital for the benefit of ICC and allocated directly to ICC.

RCAP allocates a portion of its general administrative expenses to the Company. At December 31, 2015, outstanding payables to affiliates in connection with these services of $161,510 were included in accrued expenses and accounts payable.

Cetera Financial Group ("Cetera"), a sister-company of ICH and subsidiary of RCAP, allocates a portion of its general administrative expenses to the Company based on volume, number of personnel, and activity.

The Company earns commission and marketing reallowance revenue from entities under common control from the sale of non-publicly traded Real Estate Investment Trusts.

Effective in January 2014, the Company filed an expense sharing agreement ("agreement") with FINRA between, ICC, ICH, and Advisor Direct, ("AD"), also a subsidiary broker-dealer of ICH. The agreement relates to its expense allocation for shared administrative, record-keeping, and compliance expenses incurred by ICC and ICH that are allocated to AD. The Company assesses the risk these agreements may have on the firm's net capital.

On December 28, 2015, AD filed a Form BDW - Uniform request for Broker-Dealer Withdrawal and no longer is in business at December 31, 2015.

Included in other assets is promissory note with a member of the Company's executive management for $327,000, with interest rate of 6.5% (based on the greater of LIBOR rate plus an additional 5% or 1.5% plus an additional 5%) that began accruing in September, 2015. Interest receivable is $7,143 at December 31, 2015. The loan matured on February 29, 2016.

11. COMMITMENTS AND CONTINGENCIES

Leases — The Company leases certain facilities and equipment under various operating leases. These leases are generally subject to scheduled base rent and maintenance cost increases, which are recognized on a straight-line basis over the period of the leases. Total rent expense for all operating leases was approximately $314,504 for the year ended December 31, 2015. This lease, which originally was for a term of sixteen months, has been amended and will expire on March 31, 2017. The following table shows the future annual minimum rental payments due:

	Year Ended December 31,
2016	$ 306,917
2017	--
2018	--
2019	--
2020 and thereafter	--
Total	$ 306,917

Legal proceedings related to business operations— The Company is involved in legal proceedings from time to time arising out of their business operations, including arbitrations and lawsuits involving private claimants, subpoenas, investigations and other actions by government authorities and self-regulatory organizations. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company cannot estimate what the possible loss or range of loss related to such matters will be. The Company recognizes a liability with regard to a legal proceeding when it believes it is probable a liability has occurred and the amount can be reasonably estimated. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, the Company accrues that amount. When no amount within the range is a better estimate than any other amount, the Company accrues the minimum amount in the range. The Company maintains insurance coverage, including general liability, directors and officers, errors and omissions, excess entity errors and omissions and fidelity bond insurance. The Company records legal reserves and related insurance recoveries on a gross basis. As of December 31, 2015, the Company recorded legal reserves related to several matters of $2,049,788 in accrued liabilities in the statement of financial condition.

Defense costs with regard to legal proceedings are expensed as incurred and classified as other expense within the statements of income. When there is indemnification or insurance, the Company may engage in defense or settlement and subsequently seek reimbursement for such matters.

Clearing broker - Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2015, the Company complied with all such requirements.

12. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. SEC Uniform Net Capital Rule 15c3-1 requires the maintenance of the greater of the minimum dollar amount of net capital required, which is based on the nature of the Company's business, or $1/15^{th}$ of aggregate indebtedness, as defined and requires that the ratio of aggregate indebtedness to net capital, both as defined not exceed 15 to 1. The Company has elected to use the alternative method of computing net capital, which requires the maintenance of minimum net capital of the greater of $250,000 or 2% of aggregate debit items.

At December 31, 2015, the Company had net capital of $2,785,459, which was $2,535,459 in excess of required net capital of $250,000.

13. RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS

The company claims an exemption from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, pursuant to paragraph k(2)(ii) of the Rule. The Company is an introducing broker or dealer that clears its securities transactions on a fully disclosed basis with a clearing broker, carries no customers' accounts, promptly transmits all customer funds and customer securities with the clearing broker and does not otherwise hold funds or securities of customers. Because the Company claims an exemption, the Company is not required to prepare a determination of reserve requirements for brokers and dealers or provide information relating to possession or control requirements for brokers and dealers.

14. SUBSEQUENT EVENTS

Management evaluated activity of the Company through March 31, 2016, the date the financial statements were available to be issued.

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